Océ announces early termination of Hart-Scott-Rodino waiting period for acquisition of Imagistics International Inc.

Venlo, the Netherlands, October 5, 2005 – Océ N.V., (NASDAQ: OCENY), announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the previously announced tender offer to acquire all the issued and outstanding shares of Imagistics International Inc. (NYSE: IGI) has been terminated. The Federal Trade Commission (FTC) has informed Océ that the request for early termination of the 15-calendar day waiting period prescribed by the HSR Act was granted. Océ N.V., through its wholly owned subsidiary Orange Merger Corp., commenced on September 19, 2005, a tender offer for all of the outstanding shares of common stock, including the associated Series A Junior Participating Preferred Stock purchase rights, of Imagistics International Inc. for $42 per share, net to the seller in cash.

The tender offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 15, 2005 among Imagistics International Inc., Océ N.V. and Orange Merger Corp. The tender offer will expire at 12:00 midnight New York City time, on Monday, October 17, 2005, unless extended. Following completion of the tender offer, any remaining shares of Imagistics International Inc. will be acquired in a merger at the same price. As previously announced, the board of directors of each company has approved the agreement. The transaction is subject to customary regulatory approvals and other customary closing conditions.

Notice to Investors:

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell any securities. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement and a solicitation/recommendation statement filed with the Securities and Exchange Commission. The tender offer statement (including an offer to purchase, a letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information and should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to all shareholders of Imagistics International Inc. at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site (http://www.sec.gov). The tender offer statement and related materials may be obtained for free by directing such requests to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, or by calling toll free (800) 859-8508.

October 5, 2005 Océ N.V. Venlo, the Netherlands	For further information: Pierre Vincent Senior Vice President Investor Relations Venlo, the Netherlands Telephone +31 77 359 2240 E-mail investor@oce.com http://investor.oce.com